SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       To
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                               POWER DIRECT, INC.,
             (Exact name of registrant as specified in its charter)

     DELAWARE                                                 52-2132622
(State or other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                         Identification No.)

1288 Alberni Street, Suite 806, Vanvouver, British Columbia, Canada    V6E 4N5
(Address of registrant's principal executive offices)                 (Zip Code)

                                  604.664.0484
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of Each Exchange on which
         to be so registered:                each class is to be registered:
         --------------------                -------------------------------

                  None                                    None

Securities to be registered under Section 12(g) of the Act:

  Common Stock, Par value $.0001
       (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                          Page
----------------------------------                                          ----

Independent Auditors Report                                                  F-1

Balance Sheets as of December 31, 1998                                       F-2

Statementof Operations for the periods ending  December 31, 1998,
  1997 and 1996 and the period ending December 31, 1998                      F-3

Statement of Shareholders Equity for the period ending
December 31, 1998                                                            F-4

Statement of Cash Flows for the period ending December 31, 1998              F-5

Notes to Financial Statements                                    F-6 through F-7

Unaudited Balance Sheet as of March 31, 1999                                 F-8

Unaudited Statement of Operations for Period January 1, 1999                 F-9
to March 31, 1999

Unaudited Statement of Changes of Stockholder's Equity for Period           F-10
January 1, 1999 to March 31, 1999

Unaudited Statement of Cash Flows for Period January 1, 1999 to             F-11
March 31, 1999

Notes to Financial Statements                                  F-12 through F-14


                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 1 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, on July 2, 1999.

                                              Power Direct, Inc.,
                                              a Delaware corporation

                                              By: /s/ Jack Sha
                                                  ------------------------------
                                              Its: President

                               Power Direct, Inc.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS AT
                                 March 31, 1999

                                             March            December          December
                                             31, 1999         31, 1998          31, 1997
     ASSETS

Current Assets
Cash in Bank                                 271,396.38         2,246.00             0.00
Other Current Assets                           2,270.00             0.00             0.00
                                           ------------     ------------     ------------
Total Current Assets                         273,666.38         2,246.00             0.00

     OTHER ASSETS
Loans & Exchanges                              2,000.00             0.00             0.00
Stockholder's Notes Receivable               285,000.00             0.00             0.00
Other Assets                                     973.70             0.00             0.00
Organization Costs net of Amortization       253,451.00             0.00             0.00
                                           ------------     ------------     ------------
Total Other Assets                           541,424.70
                                           ------------     ------------     ------------
     TOTAL ASSETS                            815,091.08         2,246.00             0.00
                                           ============     ============     ============


     LIABILITIES & EQUITY

Current Liabilities
Accounts Payable                               4,137.10        1,3042.99             0.00

     EQUITY
Capital Stock                                  1,372.75           600.00           100.00
Additional paid in capital                 1,005,627.25           400.00           900.00
Retained Earnings                            -11,796.99       -11,796.99        -1,000.00
Net Income (Loss)                           -184,249.03             0.00             0.00
                                           ------------     ------------     ------------
Total Stockholder's Equity                   810,953.98       -10,796.99             0.00
                                           ------------     ------------     ------------

     TOTAL LIABILITIES &
       OWNER'S EQUITY                        815,091.08         2,246.00             0.00
                                           ============     ============     ============

                               Power Direct, Inc.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
                        January 1, 1999 to March 31, 1999

                                         March             December          December
                                         31, 1999          31, 1998          31, 1997
     REVENUE
Services                                        0.00             0.00             0.00
Interest Income                               705.05             0.00             0.00

     COSTS AND EXPENSES
Selling, General and Administrative      -184,954.08       -10,796.99             0.00
Amortization of Organization Costs
Total Costs and Expenses                 -184,954.08       -10,796.99             0.00
                                        ------------     ------------     ------------
Total Current Assets                     -184,249.03       -10,796.99             0.00
                                        ============     ============     ============


Weighted average number of
Common shares outstanding                 14,327,500        6,000,000        2,000,000

     NET LOSS PER SHARE                      -0.0129          -0.0018             0.00

                               Power Direct, Inc.
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                                   FOR PERIOD
                        January 1, 1999 to March 31, 1999

                                                                                                Deficit
                                                                                                accumulated
                                                                           Additional           during
                                       Common Stock                        paid-in              development
                                       Shares             Amount           capital              stage
Balance
December 31, 1998                       6,000,000           $600.00              $400.00         ($11,796.99)
January 5, 1999                           600,000            $60.00            $5,940.00
January 12, 1999                        1,000,000           $100.00           $79,900.00
January 15, 1999                        1,240,000           $124.00          $129,876.00
February 8, 1999                          500,000            $50.00           $39,950.00
February 16, 1999                         500,000            $50.00           $49,950.00
February 17, 1999                          75,000             $7.50           $18,742.50
February 18, 1999                         500,000            $50.00           $39,950.00
February 26, 1999                         750,000            $75.00           $99,925.00
March 4, 1999                             500,000            $50.00          $109,950.00
March 10, 1999                            250,000            $25.00           $37,475.00
March 15, 1999                            250,000            $25.00           $49,950.00
March 22, 1999                          1,562,500           $156.25          $343,593.75
                                       ----------         ---------        -------------
Balance
March 31, 1999                         13,727,500         $1,372.75        $1,005,602.25        ($184,249.03)

                               Power Direct, Inc.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
                        January 1, 1999 to March 31, 1999

                                                      March              December          December
                                                      31, 1999           31, 1998          31, 1997
OPERATING ACTIVITIES
  Net Loss from operations                             -184,249.03       -10,796.99             0.00
                                                      ------------     ------------     ------------
Net Cash provided by Operating Activities              -184,249.03       -10,796.99             0.00

  Increase in current asset                             271,420.38         2,246.00             0.00
  Increase in other assets                              541,424.70             0.00             0.00
  Increase in current liabilities                        -8,905.89        13,042.99             0.00
                                                      ------------     ------------     ------------
Net cash provided by Operating Activities               619,690.16         2,246.00             0.00


INVESTING ACTIVITIES
  Deposit on Asset Purchase Agreement                   252,880.00             0.00             0.00
                                                      ------------     ------------     ------------
Net cash used by investing activities                   252,880.00             0.00             0.00

FINANCING ACTIVITIES
  Issuance of Capital Stock                           1,006,000.00             0.00             0.00

Net cash provided by financing activities               721,000.00             0.00             0.00


Net increase (decrease) in cash                         271,420.38         2,246.00             0.00
Cash and equivalents, beginning of Current Period         2,246.00             0.00             0.00
Cash and equivalents, end of Current Period             273,666.38         2,246.00             0.00

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized September 13, 1993, under the laws of the State of Delaware, as Power Direct, Inc. The Company currently has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On September 30, 1993, the Company issued 10,000 shares of its $.01 par value common stock for cash of $1,000.00.

     On July 30, 1998, the State of Delaware approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares to 25,000,000 common shares. The par value was changed from $.01 to $.0001.

     On July 30, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 10,000 to 2,000,000 shares.

     On October 21, 1998, the Company forward split its common stock 3:1, thus increasing the number of outstanding common stock shares from 2,000,000 to 6,000,000 shares.

     On December 16, 1998, the Company increased its capitalization from 25,000,000 common shares to 100,000,000 common shares. The par value remained at $0.0001.


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have bee paid since inception.

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital or revenues, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.


NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 5 - SALE OF COMMON SHARES

     On January 6, 1999, Jack Sha purchased 300,000 common shares. As, Jack Sha is an officer of the Company, these common shares were issued under Rule 144 Restrictions.

     On January 6, 1999, Ferdinand Marehard purchased 300,000 common shares. As, Ferdinand Marehard is an officer of the Company, these common shares were issued under Rule 144 Restrictions.

     During the months of January, February, and March of 1999, a total of 7,127,500 common shares were sold under Rule 504 offering.


NOTE 6 - ISSUANCE OF COMMON SHARES

     On January 28, 1999, 600,000 common shares were issued to Holm Investments. These common shares were issued under Rule 144 Restrictions.


                                       7

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 7 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.


                                       8

                                      F-14